Lisa Larkin

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Western Asset Emerging Markets Debt Fund Inc.

Registration Statement on Form N-14

File Nos. 333-211541 and 811-21343

September 23, 2016

Dear Ms. Larkin:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Western Asset Emerging Markets Debt Fund Inc. hereby requests acceleration of the effective date of the above captioned Registration Statement on Form N-14 so that it will be become effective by 12:00 p.m., Eastern Time, on Monday, September 26, 2016 or as soon as possible thereafter.

WESTERN ASSET EMERGING MARKETS DEBT FUND INC.

/s/ George P. Hoyt
Name: George P. Hoyt Title: Assistant Secretary